NO ACT

PE 5-28-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



10013153

DIVISION OF CORPORATION FINANCE

May 28, 2010

Peter R. Douglas, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Re: Formula Price Methodology and Acceptance Priority Mechanism in an Exchange Offer by Lloyds Banking Group plc – Rule 14e-1(b)

Dear Mr. Douglas:

We are responding to your letter dated May 28, 2010 addressed to Michele M. Anderson, Nicholas P. Panos and Daniel F. Duchovny, as supplemented by telephone conversations with the Staff, with regard to your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and facts presented in your letter, the Staff of the Division of Corporation Finance will not recommend that the Securities and Exchange Commission take enforcement action under Rule 14e-1(b) under the Securities Exchange Act of 1934 if the Company conducts the Offer by using the Formula Price Methodology and the Offer Acceptance Mechanism and stating the amount of securities sought as described in your letter. In issuing this no-action position, we considered the following facts, among others:

- the Exchange Offer Memorandum will disclose an Exchange Ratio based upon a specified dollar value of its Shares issuable upon exchange for each Note accepted;

- the Company will publish the final Exchange Ratio on a website maintained for the Offer by approximately 12:30 p.m., New York City time, on the Expiration Date of the Offer and disseminate this information in the identical manner in which the original Exchange Offer Memorandum was disseminated;

- the Company will publish on the Offer website the daily indicative calculated per share values and exchange ratios and will provide a telephone number that its security holders can use to obtain Offer pricing-related information;

- the Shares that will be offered as consideration in the Offer and used as the reference security in the pricing mechanism are listed on the London Stock Exchange and, in American Depositary Share form, on the New York Stock Exchange;

- the Formula Price Methodology for determining the number of Shares to be issued in exchange for Notes, the Maximum Share Amount and the Note Priority Waterfall will be disclosed in the Exchange Offer Memorandum disseminated to security holders; the Formula Price Methodology, the Maximum Share Amount and the Note Priority Waterfall will remain fixed throughout the duration of the Offer; and, if there is a change in the Formula Price Methodology, the Maximum Share Amount or the Note Priority Waterfall, the Offer will remain open for at least 10 business days;

- the Offer Materials will include disclosure informing holders of the Notes who do not hold Notes at Euroclear or Clearstream that they must make arrangements with their brokers, securities custodian or similar institutions for such brokers, securities custodian or similar institutions to deposit with Euroclear or Clearstream any Notes the holder wishes to tender sufficiently in advance of the expiration of the offer;

- the Company will permit, and Euroclear and Clearstream will enable, tenders and withdrawals to be made until 11:59 p.m. on the Expiration Date, and the Company will disclose the procedures for making tenders and withdrawals, including tenders and withdrawals made outside of regular business hours, in the Offer Materials; and

- the Company will use a proration mechanism to determine the exact amount of tendered Notes to be accepted for exchange in the event that accepting the total number of Notes tendered would necessitate the issuance of shares in excess of the maximum amount available for payment.

The foregoing no-action position is based solely on your representations and the facts presented in your letter dated May 28, 2010 as supplemented by telephone conversations with the Staff. Any different facts or circumstances may require a different conclusion. This relief is strictly limited to the application of Rule 14e-1(b) to the Company's use of the Formula Price Methodology and the Offer Acceptance Mechanism and disclosure regarding the amount of securities sought. This response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented. The Company should discontinue the Offer pending further consultations with the Staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rule 10b-5 and Rule 14e-3 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rests with the participants in the Offer. The Division of Corporation Finance expresses no view with respect to any other questions that the Offer may raise, including any questions relating to the adequacy of the disclosure regarding, and compliance with any other federal or state laws to, the pricing mechanism, the amount of securities sought or the Offer.

Sincerely,



Michele M. Anderson
Chief
Office of Mergers and Acquisitions
Division of Corporation Finance

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Peter R. Douglas

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4336 tel
212 701 5336 fax
peter.douglas@davispolk.com

May 28, 2010

Re: Formula Price Methodology and Acceptance Priority Mechanism in an Exchange Offer by Lloyds Banking Group plc – Rule 14e-1(b)

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Michele M. Anderson, Chief
Nicholas P. Panos, Senior Special Counsel
Daniel F. Duchovny, Special Counsel

Dear Ms. Anderson and Messrs. Panos and Duchovny:

We are writing on behalf of Lloyds Banking Group plc, a Scottish public limited company (the "**Company**"), in connection with a proposed exchange offer (the "**Offer**") by the Company or a subsidiary of the Company to exchange ordinary shares of the Company ("**Shares**") for up to all or a portion of four outstanding series of notes issued by banking subsidiaries of the Company ("**Notes**"). The Offer of Shares would not be registered under the Securities Act of 1933, as amended (the "**Securities Act**"), and would be made, in reliance on the exemption provided by Section 4(2) of the Securities Act, only to qualified institutional buyers (as defined in Rule 144A under the Securities Act) and non-U.S. persons pursuant to Regulation S under the Securities Act. Because the Notes are non-convertible and therefore not "equity securities" within the meaning of Section 3(a)(11) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and Rule 3a11-1 thereunder, the Offer would be subject to Section 14(e) the Exchange Act and Regulation 14E thereunder, but not Rule 13e-4 or Regulation 14D thereunder.

The purpose of our letter is to request that the Staff (the "**Staff**") of the Securities and Exchange Commission (the "**SEC**") confirm that it will not recommend that the SEC take enforcement action against the Company pursuant to Rule 14e-1(b) under the Exchange Act with the respect to the Company's use of the Formula Price Methodology and Offer Acceptance Mechanism in the Offer, as described and defined below.

I. The Company, the Notes and the Offer

A. The Company. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Exchange Act. The Shares are listed and traded on the London Stock Exchange (the "**LSE**") and, in American Depositary Share form, on the New York Stock Exchange (the "**NYSE**"). Regular trading hours on the LSE are Monday through Friday, LSE holidays excepted, from 8:00 am to 4:30 pm GMT (3:00 am – 11:30 am, New York City time). The principal market for the Shares is the LSE.

B. The Notes. The Notes are not actively traded on a securities exchange, alternative trading system or other automated quotation system. The Notes are U.S. dollar-denominated obligations of, and were issued in private placements outside the United States by, several banking subsidiaries of the Company in minimum original denominations of $10,000. Notes are held in book-entry form through Euroclear Bank S.A./N.V. ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream**"), which provide a depositary function generally comparable to that provided by The Depository Trust Company in the United States, as well as in certificated, bearer form. In addition, Euroclear and Clearstream perform functions comparable to those typically performed by a U.S. depositary bank in relation to the tender of Notes in, and the withdrawal of Notes from, the Offer and will perform those functions during both regular business hours and until 11:59 pm New York City time on the day on which the Offer expires. Details of the four series of Notes which are the subject of the Offer and the principal amounts outstanding are set forth below:

Issuer and Title of Series of Notes	Principal Amount Outstanding
Lloyds TSB Bank plc $750,000,000 Primary Capital Undated Floating Rate Notes (Series 1)	$659,850,000
Lloyds TSB Bank plc $500,000,000 Primary Capital Undated Floating Rate Notes (Series 2)	$423,810,000
Lloyds TSB Bank plc $600,000,000 Primary Capital Undated Floating Rate Notes (Series 3)	$526,150,000
Bank of Scotland plc $250,000,000 Undated Floating Rate Primary Capital Notes	$237,200,000

Notes that are not exchanged in the Offer will remain outstanding on their current terms and conditions. Notes acquired in the Offer will be cancelled and retired. Participation in the Offer by holders of Notes would be entirely voluntary. It is expected that none of the Company, its Board of Directors, any offeror subsidiary of the Company or any dealer manager for the Offer will make any recommendation to any holder of Notes as to whether to participate in the Offer.

An owner of Notes not held at Euroclear or Clearstream which wishes to exchange those Notes in the Offer would be required to arrange, or arrange for its securities custodian, to deposit with Euroclear or Clearstream any Notes which the owner wishes to be exchanged in the Offer and would need to make such arrangements sufficiently in advance of the expiration of the Offer to enable that exchange. The Exchange Offer Memorandum referred to below will make clear that owners of Notes not held at Euroclear or Clearstream will be responsible for making such arrangements on a timely basis with their own securities custodians who are participants at Euroclear or Clearstream in order to enable such custodians' tender of Notes in the Offer on behalf of such owners on a timely basis. We believe owners of Notes who make arrangements for the deposit of Notes with Euroclear or Clearstream as a necessary first step toward participating in the Offer generally will not be placed at a disadvantage when making their investment decision to tender their Notes because withdrawal rights will be available at all times prior to expiration of the Offer. In addition, depending upon when these owners make their investment decision to tender, they will be able to determine the indicative value of the consideration expected to be received in exchange for the Notes before they arrange for the deposit of Notes.

C. The Offer. The Offer would provide for the exchange of Shares for outstanding Notes on the terms and conditions to be specified in an Exchange Offer Memorandum (the "**Exchange Offer Memorandum**") and related documentation (together with the Exchange Offer Memorandum, the "**Offering Materials**") that would be disseminated at the commencement of the Offer (the "**Commencement Date**"). The Offer would provide that the Offer would expire at 11:59 pm, New York City time, on a specified date (the "**Expiration Date**") not earlier than the 20th business day after commencement of the Offer. The proposed method for establishing the Exchange Ratios and Maximum Share Amount described below is referred to as the "**Formula Price Methodology**" and the Note Priority Waterfall and Maximum Share Amount described below are together referred to as the "**Offer Acceptance Mechanism**".

1. Formula Price and Pricing Period. The exchange ratio (the "**Exchange Ratio**") for each series of Notes setting the number of shares to be exchanged for a principal amount of such Notes would be specified as a stated dollar amount (the "**Dollar Price**") divided by the Dollar VWAP. For this purpose, the "**Dollar VWAP**" would be the product of (i) the average of the daily volume-weighted average price, in British pounds sterling ("**GBP**"), for the Shares reported by Bloomberg ("**VWAP**") for each LSE trading day in a prescribed 10-LSE trading day period ending on the Expiration Date (the "**Pricing Period**") multiplied by (ii) the United States dollar ("**USD**") / GBP spot exchange rate as reported on Bloomberg at or about 4:00 pm (London time) (the "**Spot FX Rate**") on the Expiration Date. The Exchange Ratios for each series of Notes would be announced promptly after the close of trading in London on the Expiration Date (or by approximately 12:30 pm, New York City time).

The objective of the proposed Formula Price Methodology is to enable the Company to offer holders of Notes an amount of consideration, in the form of Shares, which fully reflects both (i) the most recent 10 trading days' prices for the Shares in the most active and liquid market for the Shares, at the conclusion of the Offer, and (ii) the most recent USD/GBP exchange rate at the time that the Exchange Ratios are determined. The Company and its advisors believe that the Formula Price Methodology is important to holders of Notes, since those obligations are USD-denominated and the Offer enables holders of Notes to receive an amount of consideration having a value that reflects the most recent exchange rate for the United States dollar.

2. Early Tender Period and Withdrawal Rights. Like many other offers for non-convertible debt, it is expected that the Offer would specify a Dollar Price for each series of Notes tendered prior to 5:00 pm, New York City time, on the tenth business day of the Offer that would be higher than the Dollar Price for such series of Notes tendered after that period. This Dollar Price differential is expected to be approximately $50 per $1,000 ($500 per $10,000) principal amount of Notes.

The Offer would provide for withdrawal rights at all times prior to the end of the Expiration Date of the Offer, and Euroclear and Clearstream would enable tenders and notices of withdrawal to be submitted at all times prior to the end of the Expiration Date. All holders of tendered Notes will be equally able to withdraw tendered Notes, whether or not such Notes were initially held in Euroclear or Clearstream at the commencement of the Offer. The Offering Materials will include, or explain to holders how to obtain, any necessary forms for the tender of Notes in, and the withdrawal of Notes from, the Offer and the internet site referred to below will also make any such necessary forms available to holders. The Offering Materials will explain the procedures for the tender and withdrawal of Notes outside regular business hours.

3. Priority Waterfall and Proration. The Offer would be made for up to all of each series of Notes, and Notes of each series will be accepted, in a specified series priority order (the "**Note Priority Waterfall**"), subject to the total number of Shares to be issued in the Offer (the "**Total Note Acceptance Amount**") not exceeding the "**Maximum Share Amount**". The Maximum Share Amount will be a specified number of Shares operating as an upper limit on the total number of Shares that would be issued in the Offer, and would initially be set at a level intended to permit the exchange of all outstanding Notes which are expected to be tendered pursuant to the Offer. The Note Priority Waterfall and the Maximum Share Amount will be described and set forth in the Exchange Offer Memorandum and the potential implications for the acceptance of less than all tendered Notes from the operation of the Offer Acceptance Mechanism will also be described in the Exchange Offer Memorandum.

If the total amount of Notes validly tendered and not withdrawn prior to the expiration of the Offer would, based on the final Exchange Ratios, cause the Total Note Acceptance Amount to exceed the Maximum Share Amount, Notes so tendered and not withdrawn would be accepted, on a series-by-series basis in accordance with the Note Priority Waterfall, up to the Maximum Share Amount. If, within a series of Notes, Notes of the series are validly tendered and not withdrawn prior to the expiration of the Offer in an amount which would cause the Total Note Acceptance Amount to exceed the Maximum Share Amount, Notes of such series would be accepted on a pro rata basis according to the principal amount of Notes of such series validly tendered and not withdrawn prior to the expiration of the Offer. The Offer would provide for, and the Exchange Offer Materials would describe the possibility of, termination of the Offer as to any series of Notes in the event that the Maximum Share Amount and Note Priority Waterfall would operate in such a manner as to prevent the exchange of that series of Notes in the Offer.

Notes not accepted for exchange in the Offer, whether by reason of the Note Priority Waterfall, by reason of proration or for any other reason, would be returned to the tendering holders promptly after the Expiration Date.

4. Publication of Exchange Ratio. The Offering Materials will include an internet link to a site that will provide updated indicative Exchange Ratios for each series of Notes during the Offer as described below, at approximately 12:30 pm, New York City time, on each trading day following commencement of the Offer until expiration of the Offer.

(a) Prior to Pricing Period. On each LSE trading day following commencement of the Offer and prior to the Pricing Period, the Company will publish on the internet indicative calculations of the Exchange Ratio for each series of Notes, calculated as though that day were the Expiration Date (i.e., the indicative Exchange Ratio calculation for that day and the preceding 9 LSE trading days) and using the Spot FX Rate for that day.

(b) First Day of Pricing Period. On the first LSE trading day during the Pricing Period, the Company will publish on the internet indicative calculations of the Exchange Ratio for each series of Notes based on the VWAP for such day and the Spot FX Rate for that day.

> <u>(c) Remainder of Pricing Period.</u> On each subsequent LSE trading day during the Pricing Period, the Company will publish on the internet indicative calculations (and on the Expiration Date, the final calculation) of the Exchange Ratio for each series of Notes using the average of the VWAPs for such trading day and the preceding LSE trading days during the Pricing Period and the Spot FX Rate for that day.

Because of the short period of overlap between the regular LSE and NYSE trading hours, and the consequently limited window of time (from 9:30 am to 11:30 am New York City time) for publishing pricing information when both the LSE and NYSE are open for regular trading, the Company and its advisors believe that this daily publication schedule will adequately inform holders of Notes during the Offer period on a timely basis, including on the final trading day prior to expiration of the Offer.

The Offering Materials will include a telephone number that holders of the Notes can call to contact the information or exchange agent for the Offer to obtain the same information that is posted on the internet site used for the publication of Exchange Ratio information. The final Exchange Ratio information will be promptly disseminated in the same manner as the Exchange Offer Memorandum. The same information will be similarly disseminated to holders of Notes who so request.

As noted above, holders of Notes will have withdrawal rights at all times until the Offer expires at 11:59 pm, New York City time, on the last day of the Pricing Period – approximately 11.5 hours after the Company announces the final Exchange Ratio for each series of Notes.

II. Analysis

We have been advised by the Company that the objective of the Offer is to enable the Company to offer holders of Notes the opportunity to exchange outstanding indebtedness for new equity in the Company on terms that timely reflect actual market conditions at the time of exchange. For this reason, and because the Notes are USD-denominated, the Company and its advisers believe that the Formula Price Methodology represents a necessary accommodation of the interests of both Note holders and the Company in having a price mechanism for the Offer that reflects both the most current and recent price of the Shares in their most active and liquid trading venue and the most current and recent USD-GBP foreign exchange rate. We believe that this objective and method of seeking to deliver a fixed value, as much as reasonably possible, of consideration to holders of Notes, while still allowing Note holders the opportunity to tender or withdraw Notes in the Offer at any time after final pricing is published and prior to final expiration of the Offer serves the best interests of investors in the context of the Offer.

The proposed Formula Price Methodology would use a VWAP averaging period that ends on the Expiration Date rather than two business days prior to the Expiration Date. The reason for this important feature is that the value of the consideration to be offered to holders of Notes is dependent on both the Share price and the USD/GBP exchange rate and, therefore, that if the VWAP averaging period were to end prior to the Expiration Date or the FX Spot Rate were to be set prior to the Expiration Date, the USD value of the consideration being offered to holders of Notes at the time the Offer is consummated would almost certainly diverge from that value when calculated at the end of an earlier averaging period. To the extent this divergence was substantial, it could force the Company to extend the Offer, perhaps multiple times, which would serve neither the Company's nor Note holders' interests.

A significant advantage, therefore, of having the averaging period for the Formula Price Methodology end on the Expiration Date and the Spot FX Rate calculated on the Expiration Date, rather than any earlier date, is that it affords to both the Note holders and the Company greater certainty that the final value on the Expiration Date of the consideration offered for the Notes will more closely match the published Dollar Price that the Company is offering and that Note holders are being asked to accept in exchange for their Notes. An additional benefit of this more refined pricing is a very significant reduction in the probability that a disruptive, last-minute price amendment would need to be made (whether to increase or decrease the consideration being offered), with a consequent 10 business day (or longer) delay in the receipt by tendering Note holders of the offered consideration.

The proposed Formula Price Methodology is both straightforward and transparent and will be fully disclosed in the Offering Materials, from the Commencement Date. In addition, the fact that recent pricing information, will be available to holders of Notes, without cost and at all times, will enable holders to make timely and informed decisions about whether or not to tender, or to withdraw Notes, at any time on or before the Expiration Date.

The Company believes offering holders of the Notes a specified Dollar Price is extremely important to holders in determining whether or not they wish to exchange Notes in the Offer, because the Dollar Price effectively reduces the influence of Share price and USD/GBP exchange rate fluctuations, which could otherwise introduce a significant element of uncertainty to holders' decisions to tender. Forcing the Formula Price Methodology to operate at a time prior to the Expiration Date would unnecessarily expose Note holders to those fluctuations for several days, between the end of an earlier averaging period and the Expiration Date and would serve no useful purpose, given that the Formula Pricing Methodology would be known from the commencement of the Offer and that holders of Notes will have a full opportunity of at least approximately 11.5 hours to decide whether to tender (or withdraw) Notes after the final Exchange Ratio is announced on the Expiration Date.[1]

We would also note that the Formula Pricing Methodology satisfies the relevant criteria for a formula-based pricing mechanism:

- The formula is deterministic in that the Formula Pricing Methodology is specific and produces a non-ambiguous formula output;
- The data inputs to the formula are objective, visible and verifiable; and
- The formula is disclosed at the commencement of the Offer.[2]

Accordingly, we believe that the Formula Price Methodology should be interpreted to comply with the Exchange Act and the rules thereunder, is consistent with their underlying regulatory policies and investor protection objectives and does not have the potential to be unfair or coercive to holders of Notes.

[1] We note that the Exchange Offer Memorandum will remind owners of Notes not held at Euroclear or Clearstream that that such owners must timely arrange for such Notes to be held at Euroclear or Clearstream in order to tender such Notes in the Offer prior to the expiration of the Offer.

[2] Any change to the formula would be disclosed at least 10 business days prior to the expiration of the Offer.

Additional analysis of the application to the Formula Price Methodology of Section 14(e) of the Exchange Act and Rule 14e-1(b) thereunder is set forth below, together with a summary of various past no-action letters relevant to the issues presented in this letter.

Rule 14e-1(b) under the Exchange Act

Rule 14e-1(b) under the Exchange Act provides that a tender or exchange offer must "remain open for at least ten business days after notice of an increase or decrease in the consideration offered is first published, sent or given to security holders." We believe that the consideration proposed to be offered (the "Dollar Price") for each Note in the Offer is a fixed value that does not vary during the Offer period and is payable in Shares, with the Exchange Ratio being used to calculate the number of Shares constituting the Dollar Price. Since the Dollar Price and the Formula Price Methodology would be fully disclosed from the time of commencement of the Offer, we do not believe that the mechanical calculation of the final Exchange Ratios on the Expiration Date will constitute a change in "the consideration offered" within the meaning of Rules 14e-1(b) under the Exchange Act. Accordingly, we believe that the final Exchange Ratios may be calculated and published on the Expiration Date.

Similarly, Rule 14e-1(b) also requires that in the event of a change in the percentage of the class of securities sought in an offer, the offer must remain open for at least ten business days from the date such a change is announced. In the case of the Offer, the percentage of the classes of securities sought would be fixed by reference to the Maximum Share Amount and the Note Priority Waterfall (which together comprise the Offer Acceptance Mechanism). Just as with the Formula Price Methodology, the manner in which the Offer Acceptance Mechanism might operate to determine the total amount of each series of Notes to be exchanged in the Offer would be fixed by the Maximum Share Amount and the Note Priority Waterfall, each of which would be fully disclosed in the Offering Materials at the commencement of the Offer. For precisely the same reasons that the Staff has held that "formula pricing" features which operate, and the results of which are announced, on the day on which an offer expires, the Offer Acceptance Mechanism is equally consistent with Rule 14e-1(b) and its regulatory, disclosure and investor protection objectives, without requiring any extension of the offer period.[3]

Section 14(e) of the Exchange Act

Section 14(e) of the Exchange Act prohibits any person from omitting to state any material fact necessary in order to make the statements made in connection with a tender offer, in light of the circumstances under which made, not misleading. As described and for the reasons set forth above with respect to Rule 14e-1(b), we believe that the Offering Materials, which will describe the precise manner in which the final Exchange Ratios will be calculated, will include a full description of the consideration offered, and will set forth the Maximum Share Amount and Note Priority Waterfall, will not constitute an omission of a material fact that would violate Section 14(e) of the Exchange Act. Additionally, because the Formula Price Methodology and Offer Acceptance Mechanism will be disclosed in the Offering Materials, we believe that the Offer's utilization of these features would not constitute a fraudulent, deceptive or manipulative act or practice within the meaning of Section 14(e) of the Exchange Act.

[3] As in the case of a change to the formula price feature of the Offer, any change in the Maximum Share Amount or the Note Priority Waterfall would also be disclosed at least 10 business days prior to the expiration of the Offer.

We believe that holders of Notes will be relatively unconcerned with the absolute number of Shares that they may receive in the Offer, but instead will be interested in the value of the consideration they will receive for tendered Notes, as established by the Exchange Ratios. Because the Formula Price Methodology and Offer Acceptance Mechanism will be described, and the Dollar Prices for Notes disclosed, in the Offering Materials at the time the Offer commences, and because of the process for timely internet publication and telephone availability of regularly updated indicative Exchange Ratios throughout the Offer period, a holder of Notes would be readily able at all times to ascertain an indicative number of Shares that the holder could expect to receive for Notes accepted in the Offer, based on the applicable indicative Exchange Ratio and would, therefore, be able to calculate the indicative value of the Shares to be issued in the Offer, based on the stated Dollar Prices set forth in the Exchange Offer Memorandum. In addition, from and after approximately 12:30 pm, New York City time, on the Offer's Expiration Date (11.5 hours before expiration of the Offer), a holder of Notes would be able to determine, by means of the internet publication or telephone inquiry, the exact absolute number of Shares to be received for each Note accepted in the Offer, based on the applicable final Exchange Ratio.

Prior No-Action Letters

The Staff has permitted formula pricing in the context of exchange offers for a considerable period of time and has also extended this position to issuer cash tender offers using a formula pricing method, including in circumstances in which the pricing formula operated, and final pricing was disclosed, on the expiration date of the relevant offer.[4] Notably, certain of those offers also included features under which the maximum amount of securities that would be accepted in the offer, and the possible application of proration to securities tendered, depended on the results of the applicable pricing formula's operation on the expiration date of the offer.[5] Accordingly, we believe that both the Formula Price Methodology and Offer Acceptance Mechanism are similar, in all relevant substantive respects, with the corresponding features of other offers which have been addressed by the Staff.

We believe that the only element of the proposed Formula Price Methodology which distinguishes this situation from those previously sanctioned by the Staff is the necessary inclusion in the Formula Pricing Methodology of a data input to reflect the prevailing USD/GBP foreign exchange rate. We believe that this essential feature of the Offer, as well as the other elements of the Formula Price Methodology and Offer Acceptance Mechanism, are all fully consistent with the Staff's analysis and position in the previous no-action letters.

On the basis of the foregoing, we respectfully request, on behalf of the Company, that the Staff confirm that it will not recommend that the SEC take enforcement action against the Company pursuant to Rule 14e-1(b) under the Exchange Act with the respect to the Company's use of the Formula Price Methodology to determine the Exchange Ratios for the Notes in the Offer and its

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[4] See, e.g., the Staff's no-action letters Lazard Frères & Co. (August 11, 1995), AB Volvo (May 16, 1997), Epicor Software Corporation (May 13, 2004), TXU Corp. (September 13, 2004), McDonald's Corporation (September 27, 2006), Weyerhaeuser Company (February 23, 2007), Halliburton Company (March 23, 2007), Kraft Foods Inc. (July 1, 2008), Citizens Republic Bancorp, Inc. (August 21, 2009), Thermo Fisher Scientific (November 13, 2009); and Towers Watson Co. (May 17, 2010).

[5] See, e.g., Citizens Republic Bancorp, Inc. and Towers Watson Co., *supra*.

use of the Offer Acceptance Mechanism to determine the total number of each series of Notes to be exchanged in the Offer.

If you have any questions regarding this request or the Offer, please do not hesitate to contact the undersigned or John Banes at 011-44-207-418-1317.

Very truly yours,



Peter R. Douglas